Calculation of Filing Fee Table

Schedule TO

(Form Type)

Blue Owl Technology Income Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$67,005,464	0.01102%	$7,384.00

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$67,005,464

Total Fees Due for Filing			$7,384.00

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$7,384.00